

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

William Stafford, II
Chairman of the Board and Chief Executive Officer
First Community Bankshares, Inc.
29 College Drive
Bluefield, Virginia 26405

      Re: First Community Bankshares, Inc.
           Registration Statement on Form S-4
           Filed January 18, 2023
           File No. 333-269294

Dear William Stafford:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Mateo at 202-551-3465 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Finance

cc: Sandra M. Murphy, Esq